UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TAX REPORT2025 03 05 08 09 11 11 13 16 17 18 20 22 24 24 27 29 31 32 33 36 37 MESSAGE FROM THE CEO TAXES AND GOVERNMENT TAKE PAID IN BRAZIL TAXES BY GOVERNMENT LEVEL FEDERAL TAXES STATE TAXES RELEVANCE OF PETROBRAS IN ICMS COLLECTION AND GOVERNMENT TAKE FOR THE STATES MUNICIPAL TAXES GOVERNMENT TAKE (GOV. TAKE) REGULATORY FRAMEWORK FOR OIL INDUSTRY TYPES OF GOV. TAKE FEDERAL TAX INCENTIVES TAX REFORM AND ITS IMPACT ON PETROBRAS TAX BURDEN ON THE PRICE OF FUELS SOLD TO THE FINAL CONSUMER BREAKDOWN OF GASOLINE PRICE BREAKDOWN OF DIESEL PRICE BREAKDOWN OF LPG PRICE TAXES PAID BY COMPANIES CONTROLLED BY PETROBRAS IN BRAZIL TAXES PAID ABROAD COMPLIANCE AND TAX RISK MANAGEMENT TAX POLICY GLOSSARY INDEX — MESSAGE FROM THE CEO — Petrobras is pleased to present another edition of its Fiscal Report, highlighting its significant contribution to society through the payment of taxes and Government Take (Gov. Take). This document provides detailed information on the amounts collected for all levels of government, in addition to describing the tax environment in which the company operates and how taxes influence the breakdown of fuel prices. Over the past five years, the company has paid more than R$1.3 trillion in taxes and Gov. Take in Brazil, amount that was distributed among the federal government, states, the Federal District and Municipalities. In 2025, only in Brazil, R$277.6 billion of taxes and Gov. Take were collected for public treasury under the cash regime. Abroad, Petrobras collected a total of US$ 448.65 million in taxes. We play a very important role in the Brazilian economy. Currently, we operate 477 branches with presence in 22 states and 128 municipalities, and we are the main taxpayers in Brazil. Through our tax payments, we contribute to generating positive impacts on society, ensuring more resources for investments in key areas such as health, education, infrastructure and security. Our tax management is guided by solid principles, such as ethics, integrity, transparency, efficiency and social responsibility. This report reflects our commitment to society and our stakeholders, reinforcing our role as a transformative agent in the country's development. We are committed to consolidating Petrobras as the best integrated and diversified energy company, with a focus on value creation. This commitment means value creation for shareholders and the development of Brazil and other countries where we operate. It is important to highlight that in 2025 Petrobras distributed more than R$ 45.2 billion in dividends and interest on equity. This figure demonstrates our ability to create wealth in a sustainable, efficient, safe and responsible manner, reinforcing our significant contribution to society. Magda Chambriard, Petrobras CEO TAX REPORT 2025 | 3 R$ 277.6 Billion in Taxes+ Gov.Take paid in Brazil R$ 45.2 Billion* distributed as dividends US$ 448.65 Million in Taxes paid abroad *In 2025, Petrobras approved R$ 47.5 billion in dividends, with R$ 45.2 billion disbursed. 4 | TAX REPORT 2025 TAXES AND GOVERNMENT TAKE PAID IN BRAZIL — In 2025, we collected R$ 277.6 billion as taxes and Government Take in Brazil, representing a 3% increase in total annual collections, when compared to the previous year. Summary Table - Collection of Taxes and Gov. Take in Brazil. TAX AND GOV. TAKE (R$ Million) 1º Quarter 2º Quarter 3º Quarter 4° Quarter Total GOVERNMENT TAKE 16.350 15.445 15.136 21.663 68.594 ROYALTIES 10.456 9.731 10.213 9.310 39.711 SPECIAL PARTICIPATION 5.663 5.714 4.923 5.246 21.546 RETENTION OF AREA 230 - - - 230 SIGNATURE BONUS - - - 7.106 7.106 FEDERAL 22.626 22.875 22.605 25.187 93.293 IRPJ 6.342 4.222 3.241 4.805 18.610 CSLL 2.562 1.922 1.454 2.287 8.224 PIS/COFINS 4.894 7.824 8.669 8.892 30.279 WITHHOLDING LAW 10.833/03 2.822 2.904 3.590 3.793 13.109 SOCIAL SECURITY CONTRIBUTIONS 2.323 2.290 2.803 2.946 10.362 CIDE 585 578 589 643 2.395 IRRF 2.843 2.928 2.039 1.523 9.333 OTHER TAXES 256 208 219 298 980 STATE 26.104 27.499 29.723 30.472 113.798 Acre 45 45 54 60 204 Alagoas 295 275 255 307 1.132 Amapá 78 62 59 61 260 Amazonas 322 340 215 258 1.135 Bahia 173 187 279 939 1.578 Ceará 454 612 612 520 2.197 Distrito Federal 364 425 412 425 1.627 Espírito Santo 722 878 890 949 3.439 Goiás 1.285 1.751 1.895 1.905 6.835 Maranhão 198 130 231 164 723 Mato Grosso 1.597 1.457 1.856 1.914 6.824 Mato Grosso do Sul 1.260 1.328 1.433 1.295 5.316 Minas Gerais 3.448 3.826 4.027 3.989 15.291 TAX REPORT 2025 | 5 Pará 648 723 812 924 3.108 Paraíba 385 342 306 345 1.378 Paraná 2.427 1.301 2.149 2.008 7.885 Pernambuco 286 279 376 415 1.357 Piauí 225 275 298 282 1.080 Rio de Janeiro 1.780 2.524 2.528 2.392 9.224 Rio Grande do Norte 225 272 280 279 1.056 Rio Grande do Sul 1.881 2.150 1.925 2.145 8.101 Rondônia 263 313 373 182 1.131 Roraima 40 43 32 45 160 Santa Catarina 1.753 1.824 1.777 1.826 7.180 São Paulo 5.583 5.732 6.178 6.346 23.839 Sergipe 62 62 82 110 315 Tocantins 304 343 389 388 1.423 MUNICIPALITIES 585 410 509 390 1.894 ISS WITHHELD FROM THIRD PARTIES 298 369 351 352 1.369 IPTU AND OTHER FEES 268 22 140 17 447 COMPANY´s ISS 20 20 18 21 78 TOTAL 65.665 66.229 67.973 77.712 277.579 The collections made by Petrobras include: (i) taxes arise from our operations, calculated and collected by the company (ii) taxes withheld from third parties, as the tax liable party and substitute, since Petrobras withholds taxes in commercial transactions with customers and suppliers, as established in Brazilian tax legislation and (iii) government take. Tax liability is the legal obligation that, without assuming the role of taxpayer, assigns to a third party the duty to collect taxes, as defined by law. Petrobras is responsible for withholding and collecting taxes levied on payroll, on remittances abroad, on payments of Interest on Equity (JCP, in Portuguese), on purchases of goods and services from our suppliers and on other transactions for which the law determines this obligation, through the tax collection technique known as “backward” or regressive tax substitution. The other tax collection method known as “forward” or progressive tax substitution is generally applied to taxes levied on the sales of specified goods. 6 | TAX REPORT 2025 The chart below shows the historical tax and government take collections from Petrobras, breakdown by level of government. TAXES AND GOVERNMENT TAKE PAID (R$ BILLION) 2024 2025 R$ 611.385 GROSS REVENUE MILLION GROSS REVENUE R$ 627.424* MILLION S S S R$ 26.2% EFFECTIVE TAX RATE R$ 25.62% EFFECTIVE TAX RATE S the national tax collection, while in the states, this share corresponded to approximately 14% of the total collected. These figures reinforce Petrobras as the main taxpayers in Brazil¹. 1 Source: Brazilian Federal Revenue Service, National Treasury of Brazil, Transparency Portal of States and CONFAZ. *Parent company amounts presented on an accrual basis In 2025, Petrobras paid as tax and Government Take an average of R$1.1 billion per business day, accounting for approximately 7% of the country's total revenue. At the federal level, the company contributed with 6% of 2021 2022 2023 2024 2025 202.9 279.0 270,3 277.6 240.2 93.5 96.5 104.9 113.8 90.2 1.0 1.1 1.4 1.9 1.2 53.8 98.7 102.0 93.3 87.4 54.7 82.7 61.4 62.0 68.6 PGOV Federal Municipal Estadual TAX REPORT 2025 | 7 TAXES BY GOVERNMENT LEVEL — Within the scope of the Domestic Tax System, the Brazilian Federal Constitution (CFRB/1988) authorizes the Federal Government, States, Federal District and Municipalities to establish taxes. Additionally, the taxing entities have the power to legislate, oversee and enforce various tax obligations, which require significant human and systemic efforts from taxpayers to comply within the legal deadlines. 2021 2022 2023 2024 2025 FEDERAL + PGOV ESTADUAL 161.9 108.4 181.3 148.8 164.0 113.8 93.5 96.5 90.2 104.9 MUNICIPAL 1.0 1.1 1.2 1.4 1.9 TAXES BY GOVERMENT LEVEL (R$ BILLION) Petrobras, as one of the main taxpayers in Brazil², is exposed to constant tax oversight by all levels of government, which requires the implementation of robust accounting and tax processes, as well as an expert technical team to manage the daily challenges arising from several new tax laws being published. 2 Largest taxpayer in 2024, according to a study by Fundação Getulio Vargas (FGV), available at https://www.abrasca.org.br/noticias/gigantes 8 | TAX REPORT 2025 FEDERAL TAXES In 2025, payments made to the Federal Government decreased 1% compared to the previous year. This reduction was motivated by lower PIS/COFINS and IR/ CSLL collections. PIS and COFINS collections declined 12%, mainly due to the utilization of tax credits resulting from the acceptance of the Adhesion Tax Settlement, as established under PGFN/RFB Notice No. 6/2024. In 2025, the collection of IR/CSLL decreased by 24% compared to 2024, mainly motivated by lower taxable profit. HISTORICAL DISTRIBUTION OF OUR FEDERAL TAX + GOV. TAKE PAYMENTS (R$ BILLION) 161,9 164,0 148,8 181,3 108,4 2025 2023 2024 2022 2021 TAX REPORT 2025 | 9 HISTORICAL DISTRIBUTION OF OUR FEDERAL TAXES + GOV. TAKE (R$ BILLION) 161.9 23.1 13.1 26.8 108.4 181.3 148.8 164.0 13.3 15.9 18.2 7.8 23.0 8.5 9.5 10.4 58.2 49.5 35.1 23.5 16.7 11.1 34.4 30.3 54.7 82.7 61.4 62.0 68.6 2021 2022 2023 2024 2025 IR / CSLL PIS / COFINS Gov. Take Withholding MP 133 / Law 10.83303 In the last 5 years, R$ 764.4 billion were paid in taxes and government take to the Federal Government. 6.6 Other federal taxes 10 | TAX REPORT 2025 STATE TAXES In 2025, Petrobras collected R$113.8 billion in ICMS, with contributions distributed among all the 27 states representing an 8% increase compared to the previous year. The reason is due, mainly, to the increase in single-phase ICMS rates, starting on February 1, 2025, levied on fuels - gasoline, diesel fuel and LPG. In the last 5 years, R$ 498.9 billion was paid in taxes to the 27 states, 99.9% of this amount related to ICMS, with the remainder to state fees. RELEVANCE OF PETROBRAS IN ICMS COLLECTION AND GOVERNMENT TAKE FOR THE STATES Petrobras plays a significant role in the collection of ICMS across 27 Member States, as well as in the payment of government take to the Federal Government, which subsequently reallocates part of these revenues to states and municipalities. The table below highlights the relevance of Petrobras to the collection of taxes and government take allocated to the states of the federation. This assessment was conducted based on information disclosed on The Transparency Portal of each state and data published by the ANP. HISTORICAL DISTRIBUTION OF OUR STATE COLLECTIONS (R$ BILLION) 113.8 104.9 90.2 96.5 93.5 2025 2023 2024 2022 2021 TAX REPORT 2025 | 11 STATE ICMS GOVERNMENT TAKE TOTAL Rio de Janeiro R$ 9.2 R$ 16.8 R$ 26.0 São Paulo R$ 23.8 R$ 0.5 R$ 24.4 Minas Gerais R$ 15.3 - R$ 15.3 Rio Grande do Sul R$ 8.1 - R$ 8.1 Paraná R$ 7.9 R$ 0.06 R$ 7.9 Santa Catarina R$ 7.2 - R$ 7.2 Goiás R$ 6.8 - R$ 6.8 Mato Grosso R$ 6.8 - R$ 6.8 Mato Grosso do Sul R$ 5.3 - R$ 5.3 Espírito Santo R$ 3.4 R$ 1.3 R$ 4.7 Pará R$ 3.1 - R$ 3.1 Ceará R$ 2.2 - R$ 2.2 Bahia R$ 1.6 R$ 0.9 R$ 1.7 Distrito Federal R$ 1.6 - R$ 1.6 Amazonas R$ 1.1 R$ 0.3 R$ 1.5 Tocantins R$ 1.4 - R$ 1.4 Paraíba R$ 1.4 - R$ 1.4 Pernambuco R$ 1.4 - R$ 1.4 Alagoas R$ 1.1 - R$ 1.1 Rondônia R$ 1.1 - R$ 1.1 Piauí R$ 1.1 - R$ 1.1 Rio Grande do Norte R$ 1.1 R$ 0.01 R$ 1.1 Maranhão R$ 0.7 R$ 0.7 Sergipe R$ 0.3 - R$ 0.3 Amapá R$ 0.3 - R$ 0.3 Acre R$ 0.2 - R$ 0.2 Roraima R$ 0.2 - R$ 0.2 TOTAL R$ 113.8 R$ 19.1 R$ 132.9 12 | TAX REPORT 2025 MUNICIPAL TAXESIn 2025, Petrobras collected R$ 1.9 billion in taxes for 271 municipalities, distributed across 21 Brazilian states, including the Federal District. Of the total Service Tax (ISS) collected by Petrobras from hundreds of municipalities nationwide, 72% corresponded to the Tax Substitution Regime (ISS-ST, in Portuguese). Under this taxation regime, Petrobras is responsible for withholding and collecting the ISS that would be due by contracted service providers. This practice concentrates on the Company the tax obligation originally due by other taxpayers, facilitating municipal assessments and ensuring greater efficiency in the collection of these taxes. BA RJ ES MG SP PR SC RS MS MT GO TO PA AM AC RO RR AP MA PI CE RN PE AL SE PB PARAGUAY ARGENTINA URUGUAY CHILE BOLIVIA PERU ECUADOR COLOMBIA VENEZUELA GUIANA SURINAME GUIANA FR. DF 13 | TAX REPORT 2025 COMPOSITION OF MUNICIPAL TAXES (R$ BILLION) 1.0 1.1 1.2 1.4 1.9 0.07 0.23 0.27 0.28 0.27 0.45 0.65 0.78 0.90 1.05 1.37 2021 2022 2023 2024 2025 Service Tax (ISS) - Tax Substitution Municipal Property Tax (IPTU) and Other Fees ISS payable by the company Comparing to 2024, there was a 36% increase in municipal tax payments, driven mainly by the Tax on Services (Substitution Regime) resulting from the contracting of services by the company. A clear example of this trend can be seen in the municipality of Macaé/RJ, where the expansion of the services sector contributed to the increase in the collection of this tax. Over the past five years, Petrobras has collected more than R$ 6.6 billion in taxes and fees for hundreds of Brazilian municipalities. 0.07 0.08 0.08 0.04 14 | TAX REPORT 2025 TOP 10 MUNICIPALITIES WITH THE HIGHEST TAX COLLECTION BY THE COMPANY (R$ MILLION) MACAÉ PAULINIA CARAGUATATUBA SÃO SEBASTIÃO CUBATÃO DUQUE DE CAXIAS IPOJUCA CANOAS RIO DE JANEIRO SÃO JOÃO DA BARRA 395.9 141.7 125.1 123.4 104.6 94.7 90.0 88.5 64.3 46.9 The top 10 municipalities benefited from Petrobras' tax payments represents 67% of our total collection. TAX REPORT 2025 | 15 GOVERNMENT TAKE (GOV. TAKE) — Government Take is a financial compensation paid by companies that explore and produce oil and natural gas in Brazil. The collection is made to the National Treasury, and the amounts are distributed to the beneficiaries defined in the legislation, based on calculations performed by the ANP. The government take provided for in the current legislation are royalties, special participation, signature bonus and payment for the occupation or retention of areas. Its purpose is to provide a financial return to society for the exploitation of these non-renewable resources. According to the Law No. 9,478/1997 and due to the concession, production sharing, or onerous assignment agreements entered into with the National Petroleum Agency (ANP, in Portuguese), oil and natural gas exploration and production activities may be subject to the payment of the following government take: - Royalties represent a financial compensation for oil and gas production, established in concession, onerous assignment and production sharing contracts. The applicable royalty rate ranges from 5% to 15%, calculated on the gross production revenue, measured based on the reference prices of crude oil or natural gas defined by ANP. When determining royalty rates, ANP also considers geological risks and expected productivity levels for each concession. Most of our crude oil production currently pays the maximum royalty rate, as established in the respective regulatory framework contract. - Special participation is extraordinary financial compensation, with a rate that varies from zero to 40% of the net revenue from the production of fields that reach high production volumes or profitability, in accordance with the criteria set forth in the applicable legislation. The calculation considers the gross revenue of each production field, based on the reference prices for crude oil or natural gas, defined by Decree No. 2,705/1998 and ANP regulatory acts, less the deductions provided by the legislation. - Signing bonuses correspond to the amount paid by the winning bidder upon signing the concession contract, in accordance with the minimum values published in the bidding notices. - Annual payment for the retention or occupation of areas contracted for exploration and production established by the ANP in the relevant bidding notices, based on the size (square kilometer or fraction of the block’s surface), location 16 | TAX REPORT 2025 and geological characteristics of the concession block. Additionally, Laws No. 9,478/1997 and No. 12,351/2010 also require that producing companies in onshore fields pay landowners a share equivalent to a percentage that varies between 0.5% and 1% of the field's production, as determined by the ANP. Below we describe how government take works under each of the different oil, natural gas and other fluid hydrocarbon exploration and production regimes we deal with. REGULATORY FRAMEWORK FOR OIL INDUSTRY CONCESSION • Contracting through a public bidding process; • Federal Government grants the winning companies the right to explore and produce hydrocarbons; • Production belongs to the concessionaire. TRANSFER OF RIGHTS • Direct contracting of Petrobras for production; • Right to produce up to 5 billion barrels of oil equivalent. PRODUCTION SHARING • Specific regime for presalt areas and others considered strategic; • Competitive bidding process where winning companies form a consortium with Pré-Sal Petróleo S.A (PPSA), the Federal Government representative; • The highest bid of profit oil to the Federal Government wins; • Production shared between the Federal Government and the contracted consortium, with each party’s share calculated after deducting royalties and all investment and operating expenses (“cost in oil”). TAX REPORT 2025 | 17 GOVERNMENT TAKE FREQUENCY CONCESSION SHARING TRANSFER OF RIGHTS ROYALTIES Monthly 10% of the gross income of the field, which can be reduced up to 5% 15% on Gross Revenue from the field 10% on Gross Revenue from the field SPECIAL PARTICIPATION Quarterly Rates from zero to 40% on net revenue of fields with high production Not applicable Not applicable SIGNATURE BONUS Upon contract signature; Amount offered by companies in bidding Not applicable Not applicable RETENTION OF AREA Annually Value per Km² defined in the notice and concession agreement (updated by IGP DI Index) Not applicable Not applicable In 2025, R$ 68.6 billion was collected as Government Take. The Gov. Take payments consist mainly of royalties (R$ 39.7 billion) and special participation (R$ 21.5 billion). In addition, there was also a payment for area occupation or retention, resulting in R$ 0.2 billion and a disbursement of R$ 7.1 billion in signing bonuses from the acquisition of shares in the Pelotas and Mero blocks. TYPES OF GOV. TAKE Under each regulatory regime, the government take has different aspects, as summarized in the table below. 18 | TAX REPORT 2025 Petrobras’ representation in the distribution of special participation and royalties by ANP in the year 2025: SPECIAL PARTICIPATION AND ROYALTIES Petrobras 2025 Other Companies 65% 35% To calculate Petrobras' share of the total distributed by ANP to the beneficiaries, the total amount paid by the Company in 2025 was divided by the total distributed by ANP in that same year. EVOLUTION OF ROYALTIES AND SPECIAL PARTICIPATION (R$ BILLION) 54.5 78.2 60.4 61.7 61.3 24.7 35.8 25.1 23.6 21.5 29.7 42.4 35.3 38.1 39.7 2021 2022 2023 2024 2025 Royalties Special participation TAX REPORT 2025 | 19 FEDERAL TAX INCENTIVES — Federal tax incentives are legal mechanisms offered by the government as part of its economic development policy to stimulate and support certain sectors or economic activities. Petrobras uses some tax benefits, including: • Importation of natural gas from Bolivia - operation with exemption from PIS and COFINS. • Cultural incentives (Rouanet Law, arts. 18 and 26) - reduces the Corporate Income Tax (CIT), according to the amount spent on projects previously approved by the Ministry of Culture, as donations and sponsorship, if the limit of 4% of the tax due is respected. • Technological Innovation - benefits linked to investments in research, development and innovation (R, D & I). The main benefit used by Petrobras is the additional deduction of R, D & I expenses of at least 60% in the calculation basis of CIT and Social Contribution on Net Profit (CSLL, in Portuguese). • Worker Food Program (PAT, in Portuguese) - reduces the Corporate Income Tax (CIT) due, through an additional deduction of meal expenses in the calculation of taxable profit under the actual profit regime, provided that the limit 4% of the tax due is respected. • Extension of maternity and paternity leaves - full remuneration paid to the employee during the extensions of maternity and paternity leave is deducted from the due CIT. • Special Incentive Regime for Infrastructure Development (REIDI, in Portuguese) – It aims to reduce the tax burden on the implementation of infrastructure projects by suspending the collection of PIS (1.65%) and COFINS (7.6%) contributions on revenues from the acquisition of machinery, devices, instruments and equipment, construction materials, the provision of services and leasing of machinery, devices, instruments and equipment intended for use or incorporation in infrastructure works intended for fixed assets. • REPETRO-SPED – established by Law No. 13,586/2017 and regulated by Decree No. 9,128/2017 and by Normative Instruction (IN) of the Brazilian Federal Revenue Service (RFB) No. 1,781/2017. It consists of a special tax and customs regime that provides for differentiated treatment, allowing the full suspension 20 | TAX REPORT 2025 of the federal tax payments and the ICMS reduction so that the tax burden is equivalent to 3%, for goods intended for the activities of exploration, development and production of oil and natural gas. In addition to maintaining the possibility of applying temporary admission for economic use of certain goods, this regime allows the import of goods for permanent admission. • SUDAM and SUDENE – Incentives designed to promote the development of the northern and northeastern areas of the country, which are previously analyzed by the Superintendencies for the Development of the Amazon (SUDAM) and the Northeast (SUDENE). The benefits used by Petrobras are a 75% reduction in CIT and a 30% reinvestment of the CIT due. For certain benefits, specific legislation establishes a defined period and conditions that must be met by taxpayers, such as in REPETRO-SPED, for which non-compliance will result in the requirement of taxes with legal penalties. In 2025, Petrobras utilized approximately R$ 8.9 billion in federal tax incentives from tax reduction in accordance with specific legislation. For tax incentives linked to taxes subject to non-cumulative rules, such as PIS and COFINS, charging the tax collection on acquisition or import without applying the incentive would result in a tax credit for the amount paid to be offset against tax due on subsequent transactions. TAX REPORT 2025 | 21 Constitutional Amendment No. 132, enacted in December 2023, introduced significant changes to the Brazilian tax system, referred to as the “Consumption Tax Reform.” Thus, with the aim of simplification, transparency and efficiency, the replacement of five current taxes—IPI, PIS, Cofins, ICMS and ISS—was approved by a dual value-added tax system (Dual VAT) and a Selective Tax (IS) of an extrafiscal nature. The so‑called Dual VAT is composed of the Goods and Services Tax (IBS), under state and municipal jurisdiction, and the Contribution on Goods and Services (CBS), under federal jurisdiction. The new taxes (IBS and CBS) have the same characteristics of VAT by adopting the neutrality principle, destination‑based taxation for interstate and inter-municipal transactions, a broad tax base, full non‑cumulativity, tax‑exclusive calculation and collection, uniform legislation, non‑taxation of exports and taxation of imports. Complementary Bill No. 68/2024 (PLP 68/2024), submitted by the Executive Power to regulate the tax reform, was converted into Complementary Law No. 214/2025, which instituted the new taxes - IBS, CBS and IS. With respect to the oil and natural gas industry, Complementary Law No. 214/2025 ensured the maintenance of REPETRO regime by suspending of IBS and CBS payments. On the other hand, oil and natural gas were included in the list of extracted mineral goods subject to the IS levy and defined the extraction of mineral goods as the taxable event. The law also provides that the IS rates applicable to transactions involving extracted mineral goods must observe a maximum percentage of 0.25%, and it sets a zero IS rate on natural gas used as an input in industrial processes and as fuel for transportation purposes. Regarding the specific regime of IBS and CBS for fuels and lubricants, included by Constitutional Amendment 132, Complementary Law No. 214/2025 indicated the fuels whose transactions will have single-phase taxation of IBS and CBS, namely: gasoline and its streams; anhydrous fuel ethanol; diesel oil and its streams; biodiesel (B100); liquefied petroleum gas, including liquefied gas derived from natural gas; hydrous fuel ethanol; aviation kerosene; fuel oil; processed natural gas; biomethane; vehicular natural gas; and others that may be defined and authorized by the National TAX REFORM AND ITS IMPACT ON PETROBRAS — 22 | TAX REPORT 2025 Agency of Petroleum, Natural Gas and Biofuels (ANP), as listed in a joint act of the IBS Management Committee and the Federal Executive Branch. The tax base of the new taxes (IBS and CBS) will be the quantity of fuel involved in the transaction, and uniform rates will be applied throughout the national territory, specific per unit of measurement and differentiated by product, adjusted in the year prior to their entry into force. At the beginning of 2026, Complementary Bill (PLP) No. 108/2024 was converted into Complementary Law No. 227, which established the IBS Management Committee (CG-IBS) and regulated the administrative process, among other relevant points for the new dual‑VAT tax framework. It should be noted that, also for 2026, the legislation provides for the disclosure of test rates for CBS and IBS, in the amounts of 0.9% and 0.1%, respectively, totaling 1%. These amounts must, for informational purposes, appear on the tax document. Petrobras, in compliance with the new tax requirements, began disclosing the test rates on December 10, 2025. In 2027, CBS will be fully implemented, PIS and Cofins will be extinguished, and the IS may be charged. From 2029 to 2032, there will be a gradual reduction of ICMS and ISS rates, while IBS increases proportionally. In 2033, ICMS and ISS will be fully extinguished and, therefore, the new tax system will be in full effect. Petrobras has been participating in pilot programs for assisted tax assessment, industry, and events promoted by the tax authorities, seeking continuous updates and contributing to the new taxation model introduced by the consumption tax reform. TAX REPORT 2025 | 23 TAX BURDEN ON THE PRICE OF FUELS SOLD TO THE FINAL CONSUMER — With the implementation of the singlephase taxation regime, ICMS began to be charged in a similar way to PIS/ Pasep, COFINS and CIDE, with specific rates (ad rem), that is, a fixed amount in reais (R$) per volume (liters) or quantity (kilogram) and uniform throughout the national territory, in the following amounts, starting on 02/01/2025: • Gasoline and anhydrous fuel ethanol: R$ 1.47/liter. • Diesel fuel and biodiesel: R$ 1.12/liter. • LPG/GLGN, including those derived from natural gas: R$ 1.39/kilogram. This change prevented fluctuations in fuel prices from immediately affecting the amount of tax charged, as occurred with the previous taxation model (“ad valorem” rate). It is essential to distinguish Petrobras' sales prices to distribution companies from the prices paid by the final consumer. Petrobras' sales price at refineries and terminals is only a part of the retail price paid by the consumer at gas stations. Before the fuel reaches the consumer, taxes are added, as well as costs for the mandatory blending of anhydrous ethanol in the case of gasoline and biodiesel in diesel fuel, and costs and margins of the distribution companies and retailers. Each part has its own dynamics, without any influence from Petrobras. See below the tax share on the price of gasoline, diesel fuel and LPG. BREAKDOWN OF GASOLINE PRICE To produce the fuel that reaches the final consumer, first, reservoirs are discovered and platforms are built and installed up to 300 km from the coast, aiming to extract the oil located at depths of up to 7,000 meters. From there, oil goes to refineries, where it is turned into refined products, such as gasoline. After being produced, fuels are sold to distributors, and at this point, taxes levied on the fuel are added. Federal taxes on gasoline include CIDE, PIS/ PASEP and COFINS. In addition, the state tax on circulation (ICMS) is also added to the amount charged at refineries. In compliance with Brazilian legislation, regular gasoline sold at the gas stations is the result of a blend of 70% of gasoline type “A” and 30% anhydrous ethanol (biofuel domestically produced from sugarcane), which is called gasoline type “C”, popularly known simply as gasoline. The distribution companies buy 24 | TAX REPORT 2025 gasoline type “A” from Petrobras and its competitors, and are responsible for purchasing anhydrous ethanol directly from the production plants and blending it to produce the fuel sold at gas stations. For premium gasoline, the blend is 25%. Once it is completed, the distributors sell the gasoline to gas stations. At this stage, the distributors and resellers add their own costs and profit margin. It is worth mentioning that, according to Law No. 9,478 of 1997 (Petroleum Law), pricing at all stages of the chain is free of regulation. Therefore, the final price charged to consumers includes Petrobras’ realization price, the cost of anhydrous ethanol (which is freely determined by its producers), costs and margins of distributors and retail stations, as well as all applicable taxes, which represent a significant share of the price formation. BREAKDOWN OF GASOLINE PRICE (R$) CIDE + Pis/Cofins ICMS Anhydrous ethanol Distribution and resale Petrobras share 6.22 0.68 1.47 1.00 1.17 1.90 (Collection period from 12/21/2025 to 12/27/2025) TAX REPORT 2025 | 25 1. ICMS - charged under the single‑phase regime on sales by refineries and importers of gasoline A. The part of ICMS levied on anhydrous ethanol is collected through tax substitution on gasoline A sales by refineries and importers. The calculation considers the single-phase ICMS rate forgasoline and anhydrous ethanol in the amount of R$1.47/liter. 2. CIDE, PIS and COFINS - charged on the volume of gasoline A sold by the refineries (CIDE R$ 100.00/m³, PIS R$ 141.10/ m³ and COFINS R$ 651.40/ m³) and anhydrous ethanol sold by the producer (PIS R$ 23.38/m³ and COFINS R$ 107.52/m³) 3. Composition considered: 70% gasoline A and 30% anhydrous ethanol (since August 1, 2025, the anhydrous ethanol content in regular and additive gasoline is 30%. While in premium gasoline is 25%). 4. The distribution and resale margins are estimated. 5. Reference price for anhydrous ethanol is R$ 3.01 per liter. Source: Cepea/USP. 6. Prepared by Petrobras using data from ANP and CEPEA/USP, based on the average prices realized by Petrobras (gasoline A) and the average prices to the final consumer (gasoline C) in the 26 states and the Federal District, considering the mandatory blend of 30% anhydrous ethanol. RICE COMPOSITION IN STATES WHERE PETROBRAS SELLS GASOLINE TO DISTRIBUTORS Petrobras Distribution share and resale Ethanol Anhydrious ICMS CIDE + Pis / Cofins AL AM CE DF ES GO MA MG MT PA PB PE PR RJ RS SC SP 6.31 7.01 6.16 6.43 6.29 6.40 5.90 6.11 6.33 6.20 5.91 6.34 6.47 6.11 6.18 6.34 6.09 0.68 0.68 0.68 0.68 0.68 0.68 0.68 0.68 0.68 0.68 0.68 0.68 0.68 0.68 0.68 0.68 0.68 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.32 1.97 1.16 1.30 1.25 1.23 0.92 1.00 1.06 1.19 0.93 1.35 1.46 1.02 1.13 1.27 1.05 1.83 1.88 1.84 1.98 1.88 2.02 1.82 1.95 2.11 1.85 1.82 1.83 1.85 1.93 1.89 1.91 1.89 1.47 1.47 1.47 1.47 1.47 1.47 1.47 1.47 1.47 1.47 1.47 1.47 1.47 1.47 1.47 1.47 1.47 26 | TAX REPORT 2025 BREAKDOWN OF DIESEL PRICE As with gasoline, the entire journey of oil extracted from our reservoirs, sent to the refinery for diesel production, requires highly qualified professionals, cutting-edge technology and a lot of investment. At the refinery, we turn this crude oil into refined products, including low-sulfur diesel (S10). Afterwards, fuels are sold to distributors, and at this stage the taxes levied on fuels are added. The federal taxes are CIDE, PIS/ PASEP and COFINS. In addition, the state tax (ICMS) is also added to the amount charged at the refineries. Fuel distributors purchase type “A” diesel fuel from refineries. According to Brazilian legislation, automotive diesel fuel must be blended with biodiesel, a renewable fuel produced from vegetable oils or animal fats, forming the type “B” diesel fuel, which is sold at gas stations. For 2025, the mandatory blending content of biodiesel was 14% until July 31, increasing to 15% as of August 1, 2025. The price of biodiesel is freely negotiated between distributors and production plants, a change implemented as of 2022, with the end of bids organized by the ANP. In this way, distribution companies buy “Diesel A” oil from Petrobras and other producers, and are responsible for negotiating and purchasing biodiesel directly from the production plants. They are also responsible for carrying out the blending to obtain the fuel sold at gas stations. Pricing is freely set at all stages of the chain, as provided for in the Petroleum Law. Please find below the details of diesel pricing, where we highlight the tax burden included in the price composition of this fuel. BREAKDOWN OF DIESEL PRICE (R$) CIDE + Pis/Cofins ICMS Biodiesel cost Distribution and resale Petrobras share 6.13 0.32 1.06 0.96 0.88 2.80 (Collection period from 12/21/2025 to 12/27/2025) TAX REPORT 2025 | 27 1. ICMS - levied under the single‑phase regime on sales of diesel A by refineries and importers, and on biodiesel from plants. The calculation considers the single-phase ICMS rates on diesel and biodiesel totaling R$ 1.12/liter. 2. PIS/Pasep and COFINS - In 2025PIS = R$ 62.61/M3 and COFINS = R$ 288.89/ M3. 3. CIDE - has been set to zero since 05/30/2018. 4. Composition considered: 85% diesel and 15% biodiesel. 5. Reference price for biodiesel is R$ 6.20 per liter by ANP. 6. The distribution and resale margin component is estimated. Prepared by Petrobras based on data from ANP, using Petrobras’ average realized prices for S‑10 diesel (diesel A) and the average end‑consumer prices for S‑10 diesel (diesel B) across the 26 states and the Federal District, considering the mandatory blend of 15% biodiesel. PRICE COMPOSITION IN STATES WHERE PETROBRAS SELLS DIESEL TO DISTRIBUTORS (R$) AL AM CE DF ES GO MA MG MT PA PE PR RJ RS SC SP 5.92 6.55 5.97 5.97 6.01 6.06 6.01 5.95 6.31 6.18 5.85 6.00 6.19 6.14 6.12 6.13 0.32 0.32 0.32 0.32 0.32 0.32 0.32 0.32 0.32 0.32 0.32 0.32 0.32 0.32 0.32 0.32 0.92 0.87 0.92 0.87 0.87 0.87 0.92 0.87 0.87 0.87 0.92 0.85 0.87 0.85 0.85 0.87 0.85 1.45 0.91 0.77 0.89 0.81 0.97 0.76 0.94 1.12 0.82 0.96 1.05 1.08 0.98 1.03 2.71 2.79 2.70 2.88 2.81 2.93 2.68 2.87 3.05 2.75 2.67 2.75 2.83 2.76 2.84 2.79 1.12 1.12 1.12 1.12 1.12 1.12 1.12 1.12 1.12 1.12 1.12 1.12 1.12 1.12 1.12 1.12 Petrobras Biodiesel Distribution resalecost Biodiesel Cofins ICMS CIDE + Pis / Cofins 28 | TAX REPORT 2025 BREAKDOWN OF LPG PRICE Liquefied Petroleum Gas (LPG), commonly known as cooking gas, purchased by distributors, can be resold to the industrial segment (usually in bulk, using tanker trucks) or to customers in the commercial, residential and institutional segments (in bulk or bottled in cylinders or canisters). The product is processed at refineries from petroleum feedstock and at natural gas processing units (UPGNs) that process wet natural gas. The price paid by consumers at retail points also includes distribution and retail costs and margins, as well as the taxes levied on LPG when sold by producers or importers. Sales of LPG by refineries and natural gas treatment units may be subject to the federal taxes CIDE, PIS/PASEP and COFINS, as well as the single‑phase ICMS. Thus, ICMS has a rate of R$ 1.39 per kilogram, effective as of February 1, 2025. The chart below details the three components of the price and tax burden of liquefied petroleum gas applied for domestic use and sold in containers of up to 13 kg. 1. ICMS – levied under the single‑phase regime on sales by producers or importers, at a rate of R$ 1.4139 per kilogram. 2. PIS/COFINS: zero-rated, since March 2021, for LPG applied for domestic use and sold in containers of up to 13 kg. LPG sold for other purposes will be subject to taxation at the refinery level, at the rates R$29.85 per metric ton for PIS and R$ 137.85 per metric ton for COFINS. 3. CIDE Fuels: zero-rated, since 2004. 4. The share of distribution and retail margins is estimated. 5. Prepared by Petrobras based on ANP data, using average end‑consumer prices across the 26 states and the Federal District. BREAKDOWN OF LGP PRICE ICMS Distribution and resale Petrobras’ share 110.29 18.07 57.50 34.72 (Collection period from 12/21/2025 to 12/27/2025) TAX REPORT 2025 | 29 PRICE COMPOSITION IN STATES WHERE PETROBRAS SELLS LPG TO DISTRIBUTORS (R$) AM CE ES MA MG PA PE PR RJ RS SC SP 124.93 118.14 100.61 120.03 108.09 110.69 99.42 107.98 99.82 114.35 117.26 111.39 18.07 18.07 18.07 18.07 18.07 18.07 18.07 18.07 18.07 18.07 18.07 18.07 63.03 47.06 64.92 54.54 57.52 48.00 54.39 48.38 61.15 62.86 58.58 32.63 37.04 35.48 37.04 35.48 35.10 33.35 35.52 33.37 35.13 36.33 34.74 Petrobras’ share Distribution and ICMS resale 74.23 30 | TAX REPORT 2025 TAXES PAID BY COMPANIES CONTROLLED BY PETROBRAS IN BRAZIL — The subsidiary companies of Petrobras play a strategic role in our operations and are responsible for significant tax payments. In a prominent position, we have Petrobras Logística de Exploração e Produção S.A. (PB-LOG) and Petrobras Transporte S.A (Transpetro), which contributed R$ 247 million and R$ 3.5 billion in tax payments, respectively. Below is the breakdown of these amounts by level of government. PETROBRAS LOGÍSTICA DE EXPLORAÇÃO E PRODUÇÃO S.A. (R$ MILLION) Federal Municipalities 2023 460.9 152.2 308.7 2024 274.2 82.1 192.1 2025 247.0 64.8 182.1 PETROBRAS TRANSPORTE S.A (R$ BILLION) States Federal Municipalities 2023 2.9 0.3 0.4 0.4 0.9 2.2 2024 2.7 0.3 2.0 2025 3.5 0.2 2.4 TAX REPORT 2025 | 31 TAXES PAID ABROAD — Petrobras paid US$ 448.65 million in taxes outside Brazil during 2025, with its international operations. The company maintained 38 affiliates companies abroad (31 subsidiaries, and 7 jointly operations) which operates in 18 countries across different business segments, including: exploration, development and production of oil/gas and related products; commercialization, transportation and distribution of oil/ gas and oil products; rental/chartering of production platforms, storage, and drilling, as well as machinery and equipment; and fundraising in the international capital market and intra-group financing within the Petrobras Group. Petrobras undertakes the commitment not to establishing or purchase equity interests in jurisdictions recognized as tax havens, as well as to comply with Transfer Pricing rules in Brazil and in the countries where it operates, regarding all transactions with related or unrelated parties, as required by law. COUNTRY INCOME TAX INDIRECT + WITHHELD TAXES RECOVERED TAXES TOTAL PAID ARGENTINA 3.91 1.81 - 5.72 BOLIVIA 2.11 0.82 - 2.93 CHINA 1.31 0.08 - 1.39 COLOMBIA 2.29 85.15 -19.32 68.12 SPAIN 0.21 - - 0.21 UNITED STATES 67.85 1.76 -0.35 69.26 NETHERLANDS 268.46 0.30 -4.07 264.69 SINGAPORE 23.30 12.95 - 36.25 URUGUAY 0.04 0.04 - 0.08 TOTAL 369.48 102.91 -23.74 448.65 TAXES PAID ABROAD (US$ MILLION) 32 | TAX REPORT 2025 Petrobras’ tax management is guided by the fundamental principle of ensuring that all taxes and Government Take are recorded, calculated and paid in accordance with the laws in force in Brazil and in the countries where we operate, and as well as by conducting tax management based on ethics, integrity, transparency, efficiency and social responsibility, as established in our Tax Policy. Petrobras, as one of the largest taxpayers in Brazil, is subject to a complex domestic tax legislation and constant scrutiny from all levels of the government. This scrutiny includes regular tax assessments carried out by specialized tax offices responsible for handling large taxpayers, reflecting our significance in tax collection in the country. To optimize the calculation and payment of taxes due by Petrobras and those from third parties, the company has a robust tax process in place. We rely on a skilled technical team to address daily challenges and a solid technological foundation strengthened by digital transformation and the responsible use of Artificial Intelligence (AI) within our organization. We have internally developed an AI-based tool to support our analysts in decision making regarding the classification of new legislation. We developed an in‑house AI tool to support analysts’ classifying new legislation. Based on this legislation, the AI system preliminarily assesses the probability of application to Petrobras and suggests an impact classification, enabling specialists to make technically grounded decisions with greater agility and confidence. Recognizing the importance of tax disputes, Petrobras fulfills its transparency commitment to investors and society in general by providing detailed information in its financial statements, particularly in explanatory notes 18 and 20, as well as in other reports addressed to investors and stakeholders, such as Form 20-F (SEC) and the Reference Form (CVM). Petrobras discloses information about its tax litigation not only through the mandatory forms mentioned above, but also through market communications, published in a timely manner, when an event occurs that results in a significant change in tax disputes. As an example of our transparency and agility in disclosing information, we highlight the material facts published on the Investor Relations website (https://www. investidorpetrobras.com.br). COMPLIANCE AND TAX RISK MANAGEMENT — TAX REPORT 2025 | 33 Petrobras maintains a constructive relationship with government entities and other stakeholders, guided by mutual respect, cooperation, integrity, transparency, and trust, in full compliance with the Company's Code of Ethical Conduct. We have a sustainable tax approach based on technical analyses, in compliance with applicable legislation, and best market practices. Certifications and partnerships with regulatory bodies, such as the Brazilian Federal Revenue Service, reflect the trust placed in our controls, processes, and technical staff. Tax risk management is carried out through deliberations in accordance with the established authority limits at each hierarchical level, aiming to align the assumed risk with the execution of Petrobras' strategies, ensure compliance, and reduce the Company's exposure, in accordance with the Business Risk Management Policy approved by our Board of Directors. We operate in complex and segmented market , involving exploration, production, importation, and refining oil and natural gas, as well as the commercialization of products throughout the national territory, with the calculation and payment of our own taxes and third-party withholdings. In this tax report, we disclose the total amount of Petrobras' tax and Government Take disputes in judicial and administrative proceedings in which the expectation of loss is considered possible or probable. Petrobras also makes judicial deposits, especially to suspend the enforceability of tax debts, which allows the taxpayer to maintain its tax regularity while the matter in dispute is under discussion. Tax regularity is an essential condition for the issuance of tax clearance certificates, which are required for several processes in which we are involved. In summary, Petrobras seeks to ensure efficient and responsible tax management, ensuring compliance with tax legislation in force. As one of the largest taxpayers in Brazil, we are subject to constant scrutiny from government entities. Petrobras is committed to maintain responsible tax management in compliance with best market practices. 34 | TAX REPORT 2025 TAX AND GOV. TAKE LITIGATION (R$ BILLION) 2022 167 2021 141 2023 186 2024 157 2025 160 Assumptions: • Loss Expectation: Probable and Possible • Values include Government Take TAX REPORT 2025 | 35 TAX POLICY — PRINCIPLES To ensure that tax management, which covering taxes and government take, complies with the legislation in force in Brazil and in the countries where we operate. We conduct tax management based on ethics, integrity, transparency, efficiency, and social responsibility, contributing to the social and economic development of Brazil and of the countries where we operate. GUIDELINES 1- TAX GOVERNANCE We comply with the tax legislation of Brazil and the countries where we operate, defining our strategy based on the technical interpretation of rules, standards and processes aligned with the Business Purpose and Tax Risk Management. We are committed not to hold equity interests in low-tax jurisdictions (tax havens), and we comply with the Transfer Pricing rules established in Brazil and in the countries where we operate, regarding all transactions with related or unrelated parties, when required by law. 2 - TAX RISK MANAGEMENT We manage Tax Risks through decisions made within the authority limits established for each hierarchical level, aiming to align risk with Petrobras strategies, ensuring compliance and reducing the company's exposure, in line with the Corporate Risk Management Policy. 3 - RELATIONSHIP WITH TAX AUTHORITIES We carry out our relationship with tax authorities and other government authorities based on mutual respect, cooperation, integrity, transparency, and trust, with unrestricted compliance with the Petrobras’ Code of Ethical Conduct. 4 - TRANSPARENCY We provide detailed information about the company's tax position to our investors, employees and other stakeholders, through the Financial Statements, the Sustainability Report and this Tax Report. 36 | TAX REPORT 2025 GLOSSARY — ANP Brazilian National Agency of Petroleum, Natural Gas and Biofuels. SIGNING BONUS Amount paid by the winning bidder upon signing the contract, which may be predefined or offered. CBS Contribution on Goods and Services. CIDE Contribution for Intervention in the Economic Domain. A tax under the exclusive jurisdiction of the Federal Government. COFINS Social Security Financing Contribution. It is a tax levied by the Federal Government on the gross revenue of legal entities, designed to support social programs. SOCIAL SECURITY CONTRIBUTIONS Social Security Contributions provided in Article 195 of the 1988 Federal Constitution. TAXPAYER It is the taxable person of a tax liability. Any person – individual or legal entity - who pays taxes to the public treasury, whether the Federal Government, States, the municipalities, and/or the Federal District. CSLL Social Contribution on Net Income. A federal tax on the legal entities’ Net Income or on Gross Revenue in the case of companies taxed on Presumed Profit). E&P Production and Exploration of Oil and Gas. LPG Liquid Petroleum Gas. IBS Tax on Goods and Services. ICMS Tax on Operations Relating to the Circulation of Goods and the Provision of Interstate and Intermunicipal Transportation and Communication Services. Non-cumulative tax under the jurisdiction of the states and the Federal District. TAX It’s a liability paid by individuals and legal entities to meet part of the Government's Tax Revenue needs, to support the functioning of its bureaucracy, social assistance to the population and investments in essential works. TAX INCENTIVES (TAX BENEFITS OR TAX ALLOWANCES) Direct or indirect reduction or elimination of tax burden arising from a specific law. INSS The National Institute of Social Security is a federal agency linked to the Ministry of Social Security with the mission of promoting the recognition of entitlement to benefits administered by Social Security system. TAX REPORT 2025 | 37 IPTU Tax on Urban Real Estate and Land. Tax under the jurisdiction of municipalities and the Federal District. IRPJ Corporate Income Tax. Federal tax levied on profits. IRRF Income Tax withheld at source. Tax levied on various types of income. Withholding is done directly at the payer's source. ISSQN Local Tax on Services. Tax under the jurisdiction of municipalities and the Federal District. ISS-ST Local Tax on Services due to Tax Substitution, as established by law. VAT Value-Added Tax. JURISDICTION WITH FAVORED TAXATION Countries or dependencies with favorable taxation, also known as tax havens, listed in article 1 of IN RFB 1,037/2010. Petrobras' only equity interest in a jurisdiction with favorable taxation is Brasoil, currently without operational activity and whose liquidation is in progress, as approved by the Board of Directors (Minutes CA 1,701, item 7, agenda 134 of 12/21/2022). PAYMENT FOR RETENTION OR OCCUPATION OF AREA Payment for the retention or occupation of areas contracted for exploration and production of oil and natural gas, established by the ANP in the bidding notices, based on the size, location and geological characteristics of the block. SPECIAL PARTICIPATION Extraordinary financial compensation calculated on the net revenue of oil and natural gas fields with high production volume or high profitability. PETROBRAS EQUITY PARTICIPATION Subsidiary companies, jointly controlled and affiliated Petrobras. GOV. TAKE Government Take. PIS/PASEP Programs for Social Integration and Formation of the Public Server’s Saving. TRANSFER PRICE It is the reference adopted for the purposes of calculating taxes on income or profit, with the aim of assessing whether the amount to be practiced in operations or transactions carried out between related parties, headquartered in different tax jurisdictions follows the prices that would be established between unrelated parties in comparable transactions. BUSINESS PURPOSE Economic motivation that justifies carrying out an operation other than tax savings. DIVIDENDS Remuneration to shareholders as dividends and interest on equity. TAX LIABILTY It is the obligation to pay taxes, or the monetary penalty, arising from an express provision of law. WITHHOLDING FEDERAL TAXES – Law No. 10,833/2023 Mixed-economy companies of the federal public administration are required to withhold federal taxes at source as provided for in Law No. 10,833/2023. 38 | TAX REPORT 2025 TAX RISK Tax and government take risk related to events that have already occurred or may occur, which could be subject to assessment. ROYALTIES Financial compensation for oil and natural gas production calculated on the field’s production. TAX RESPONSIBLE It is a tax collection mechanism used by federal, state and municipal governments where constitutes the third party required by law withholds and pays the tax due by the taxpayer (substituted). FEE It is a tax levied by the Federal Government, the Member States, the Federal District or the Municipalities, within their respective jurisdictions, whose taxable event is the regular exercise of the police power, or the actual or potential use of a specific and divisible public service, provided to the taxpayer or made available to them. TRIBUTE Compulsory monetary payment, or one whose value can be expressed in money, that does not constitute a penalty for an unlawful act, established by law and collected through fully bound administrative activity. COMPANY’S TAXES Taxes levied on Petrobras’ operations. WITHHOLDING TAXES FROM THIRD PARTIES Taxes withheld from suppliers, customers, service providers and Petrobras employees, and transferred, by legal requirement, to federal, state and municipal public treasury. TAX REPORT 2025 | 39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer